EXHIBIT 2
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                             MATERIAL CHANGE REPORT

ITEM 1.  REPORTING ISSUER:

Harvest Energy Trust
2100, 330 -5th Avenue SW
Calgary, Alberta
T2P 0L4

ITEM 2.  DATE OF MATERIAL CHANGE:

June 24, 2005

ITEM 3.  NEWS RELEASE:

A Press Release reporting the material change was issued by Harvest Energy Trust ("Harvest" or the "Trust") on June 24, 2005, through CCN Matthews.

ITEM 4.  SUMMARY OF MATERIAL CHANGE:

Wholly-owned subsidiaries of Harvest entered into a definitive agreement (the "Purchase Agreement") with a senior producer (the "Vendor") to acquire (the "Acquisition") certain oil and natural gas producing properties located in Northern British Columbia (collectively, the "Properties") for consideration of Cdn. $260 million before adjustments. Harvest intends to fund the Acquisition with its credit facilities. The Acquisition is expected to close on or about August 2, 2005, with an adjustment date of April 1, 2005.

The Board of Harvest Operations Corp. authorized an increase in monthly cash distributions from $0.20 per trust unit to $0.25 per trust unit commencing with the July distribution payable in August.

ITEM 5.  FULL DESCRIPTION OF MATERIAL CHANGE:

Harvest announced on June 24, 2005, that the Purchase Agreement had been executed pursuant to which Harvest, through wholly-owned subsidiaries, will acquire the Properties for consideration of Cdn. $260 million before adjustments. The Acquisition is expected to close on or about August 2, 2005, with an adjustment date of April 1, 2005.

Less than 10% of the properties to be acquired pursuant to the Acquisition are subject to "rights of first refusal" in favour of third parties triggered as a result of the Acquisition. To the extent such rights are exercised, the affected assets will be acquired pursuant to the Acquisition and then sold to the applicable third parties.

PROPERTIES

The Properties are located in Northern British Columbia.

Current production from the Properties to be acquired is approximately 5,200 BOE/d of medium gravity oil (24 degrees API) with 100% of such production being operated. Harvest will acquire a 100% working interest in the Properties.

Total reserves associated with the Properties determined in accordance with National Instrument 51-101 pursuant to reserve evaluations performed by Sproule Associates Ltd. ("Sproule") as at April 1, 2005, are as follows:

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GROSS RESERVES

Proved producing reserves               13,979 MBOE
Total proved reserves                   16,420 MBOE
Proved plus probable reserves           19,779 MBOE

NET RESERVES

Proved producing reserves               12,264 MBOE
Total proved reserves                   14,346 MBOE
Proved plus probable reserves           17,200 MBOE

The Properties are estimated to have a recycle ratio of 2.8 based on the evaluation by Sproule. Recycle ratio measures return on investment and is calculated as the netback received from production divided by the acquisition cost per proved plus probable BOE.

The Properties have a reserve life index (RLI) of 10.4 years and, accordingly, the Acquisition will bring Harvest's overall RLI to approximately 8.4 years.

Area operating costs for 2005 for the Properties are estimated to be $7.75 per BOE.

Harvest's plans for the Properties include infill drilling, fluid handling optimization and future natural gas oriented exploration and development.

The Properties include approximately 57,000 net undeveloped acres of land.

On a pro forma basis after giving effect the Acquisition, Harvest's total production will be approximately 40,000 BOE/d.

Original oil in place (OOIP) for the Properties is estimated to be approximately 180 MMBOE with cumulative recoveries to date of 5.6%. Development to date has consisted of multiple-leg horizontal producing and injection wells and potential exists for additional infill wells. Pressure support is provided by a natural gas cap, which Sproule has assumed will start to be produced in 2016. Harvest has identified 74 drilling locations on the Properties, subject to further analysis and economic evaluation.

CLOSING CONDITIONS AND LIABILITY ARRANGEMENTS

Conditions to closing of the Acquisition include standard conditions for transactions of this nature including the following: the continued accuracy of representations and warranties (except for inaccuracies that, in the aggregate, are not material); satisfactory title and environmental due diligence; receipt of regulatory approvals; no material adverse change to the Properties; and release and discharge of adverse security interests.

In connection with the Acquisition, the Vendor has indemnified Harvest in respect of certain liabilities on the aggregate of the specific properties and assets being acquired to a maximum of the purchase price, as a result of a breach of a representation or warranty or a covenant or agreement made by the Vendor. However, claims in respect of a breach of a representation or warranty by the Vendor must exceed a minimum threshold of 1.25% of the purchase price before such claim or claims can be made against the Vendor's indemnification obligations. Harvest has also agreed to indemnify the Vendor in respect of liabilities accruing from and after the April 1, 2005, adjustment date relating to the Properties being acquired and all past, present and future environmental liabilities.

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FINANCING OF THE TRANSACTION

To finance the Transaction, the Trust will utilize its existing credit facilities, which facilities will be increased to $400 million in connection with the Acquisition.

UNIT DISTRIBUTION INCREASE

After considering that the Acquisition is accretive to funds flow per unit and reserves per unit, the significant extent to which Harvest has mitigated the possible impact of downward movements in commodity prices with its hedging program, and the current low ratio of distributions to funds flow from operations (payout ratio), the Board of Harvest has approved an increase in monthly distributions to $0.25 per trust unit commencing with the July distribution, paid on August 15, 2005.

OTHER INFORMATION

All oil and natural gas information contained in this material change report has been prepared and presented in accordance with National Instrument 51-101. In this material change report, all estimates of oil and natural gas reserves and production are presented on a "working interest" basis. As the Trust is not currently the owner of the Properties, all operational information relating to the Properties contained in this material change report is based on information provided to the Trust by third parties.

The Trust has adopted the standard of 6 Mcf:1 BOE when converting natural gas to BOEs. BOE may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf:1 BOE is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

ITEM 6. RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102.

Not applicable.

ITEM 7.  OMITTED INFORMATION:

Not applicable

ITEM 8.  SENIOR OFFICER:

The name and business numbers of the executive officer of Harvest who is knowledgeable of the material change and this report is:

David J. Rain
Vice President, Chief Financial Officer and Secretary
Telephone: (403) 265-1178
Facsimile: (403) 265-3490


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ITEM 9.  STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

         Dated as of June 29, 2005, at Calgary, Alberta.

                                     HARVEST ENERGY TRUST
                                     by Harvest Operations Corp.


                                     By: /s/ David Rain
                                         ---------------------------------------
                                         David J. Rain
                                         Vice President, Chief Financial Officer
                                         and Secretary


cc:  Toronto Stock Exchange